UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Organisational Changes & Leadership Appointments dated 13 August 2026

13 August 2026

Organisational Structure Update and Leadership Appointments

Rentokil Initial plc (the "Company") (FTSE: RTO / NYSE: RTO) today announces two executive appointments and a formalisation of its divisional operating structure to support the delivery of the Company's strategic priorities - to intensify customer focus, deliver sales and operational excellence, and simplify the business.

Simplified organisation to support execution

To support the delivery of its strategic priorities, the Company is formalising its structure into two operating Divisions: North America and International.

The International Division will comprise Europe, UK, Ireland & Sub-Saharan Africa, Asia & MENAT, Latin America and Pacific.

This builds upon the current financial reporting structure and creates clearer accountability for performance and execution across the Group, while enabling faster adoption of best practices in customer experience, sales effectiveness and operational delivery.  It also simplifies the operating model and strengthens alignment against the Company's strategic priorities.

Appointment of CEO of the International Division

The Company is pleased to announce the appointment of Phill Wood as CEO of the newly formed International Division, with immediate effect.

Phill is a highly experienced operator who has been with Rentokil Initial since 2006 and has led businesses in Europe, the Caribbean, Africa and the UK. He has a proven track record of delivering growth and has a deep understanding of frontline pest control and hygiene operations.  He has also led the Company's Marketing and Innovation function for the last 18 months making significant progress in prioritisation and delivery of our innovation pipeline.

This appointment is in addition to his current responsibilities leading the UK, Ireland and Sub-Saharan Africa region, which he has led since 2009.

CEO of North America Division

As previously announced, Rafael "Rafa" Carrasco joined the Company on 3 August as Chief Executive Officer, North America. Rafa has a distinguished track record of leadership in large-scale, route-based service industries, most recently serving as President of WM Healthcare Solutions and Senior Vice President of Strategy at WM (previously known as Waste Management, Inc.), where he oversaw multi-site operations with 200+ branches and over 10,000 corporate and field-based employees across the US, Canada, the UK, Ireland and Western Europe.

Appointment of Group Chief Transformation Officer

Rentokil Initial today also announces the appointment of Matt Jochim as Group Chief Transformation Officer, effective 7 September 2026. He will join the Executive Leadership Team and report directly to the Chief Executive.

Matt brings 30 years of experience leading large-scale business transformations across global multi-site businesses. He joins the Company from McKinsey (2006 - 2026), where he served as Partner and leader of the UK & Ireland Operations Practice, owning end-to-end operating transformations for major clients. Prior to McKinsey, Matt spent five years at The Home Depot (2001 - 2006), where he held senior store and supply chain operating roles and managed critical transformations across store operations and inventory management.

Matt's appointment further strengthens the Company's capability to drive operational improvement, simplify ways of working and accelerate execution across the Group.

Mike Duffy, Chief Executive of Rentokil Initial plc, commented:

"At our Interims, we outlined clear priorities to intensify customer focus, deliver sales and operational excellence and simplify the business. Today's appointments strengthen our capabilities to deliver on these priorities and drive profitable growth. Matt's deep expertise in multi-site transformations, Rafa's track record of success in route-based service industries and Phill's extensive experience within our frontline operations will be invaluable as we execute our strategy with speed and excellence.

"Our focus is now firmly on execution and delivering the improved performance we know this business is capable of through better customer outcomes, driving growth and the long-term shareholder value creation opportunity."

Enquiries:

For further information, please contact:

Investors / Analysts:
Heather Wood, Rentokil Initial plc, +44 7808 098793
Jamie Lewis, Rentokil Initial plc, +44 7341 071944

Media:
Malcolm Padley, Rentokil Initial plc, +44 7788 978 199

About Rentokil Initial plc

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

www.rentokil-initial.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 August 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary